Renata Henderson



Experience.

Co-Founder/ Chief Operating Officer/ Human Resources
Cxffeeblack, LLC
December 2019- present

- Design and implement business strategies, plans and procedures based on the Cxffeeblack vision and mission
- Build a curriculum around the history and implications of the coffee seed
- Set and manage employee hours and payroll on a bi-weekly basis
- Onboard employees and provide necessary training
- Set comprehensive goals for performance and growth for all roles
- Establish policies that promote company culture and vision
- Oversee daily operations of the company and the work of executives (Product fulfillment/ inventory, IT, Marketing, Sales, Finance etc.)
- Lead employees to encourage maximum performance and dedication
- Evaluate performance by analyzing and interpreting data and metrics
- Assist CEO in fundraising ventures
- Participate in expansion activities (investments, acquisitions, corporate alliances etc.)
- Manage relationships with partners/vendors
- Design and implement a community internship program employing local stakeholders and community members
- Roast coffee on a weekly rotating basis

Family Engagement Quality Coach
Signal Centers
January 2020- August 2021

- Providing assistance in service delivery areas consistent with those of Child Care Licensing
- Assisting families by providing resources for choosing a child care, including understanding and identifying high-quality child care
- Educating parents seeking child care on the quality rating system
- Developing, maintaining and promoting education resources for families that may include but are not limited to resources for identifying and understanding high quality child care, and activities that engage families and children.
- Supporting parents and the local CCR&R staff in the referral process
- Researching the best practices in parent engagement and training Network Management Staff and/or local CCR&R staff on those topics
- Training CCR&R staff, DHS staff, and other CCDF partners or funder-requested groups
- Providing technical support on family engagement to the local CCR&R staff
- Organizing and participating in educational activities for families in coordination with child care agencies, CCDF Partners and the State.
- Collaborating with CCR&R Sites and local community organizations within their service area(s) to engage with and support the education of families and the general community regarding high quality child care and other topics as may be identified by the State.

- Partnering with refugee resettlement agencies to develop such materials and resources as may be necessary to mitigate language barriers and strengthen families' understanding of quality child care.
- Developing and implementing a statewide initiative to increase outreach and services benefiting homeless populations in collaboration with CCDF Partners and the State.
- Helping parents access the services of the local CCR&R to learn and obtain quality child care
- Assisting with the registration of eligible children for the Governor's Books from Birth Foundation and Dolly Parton's Imagination Library.
- Developing and maintaining a community resource list of agencies serving children and families in each service area.
- Promoting awareness and resources supporting developmental screenings among child care agencies, teachers and families.

Director/ Curriculum Coordinator
Su Casa Family Ministries- Esperanza Early Childhood Center
November 2018 to December 2019

- Fulfill the duties of the Director
- Plan and lead teacher orientation week and the execution of the beginning of the year procedures to include first aid and CPR training, Paycom, and other onboarding processes.
- Observe teachers weekly and give timely, actionable feedback regarding best practices according to Professional standards
- Plan and lead professional growth opportunities through teacher training that outlines best practices and educational trends according to the Tn Department of Education and the Department of Children's Services
- Model teacher best practices and coordinate fidelity through implementation within the classroom
- Recruit and conduct interviews with potential teaching candidates and initiate correspondence
- Create and utilize human resource documents such as a detailed onboarding process and dress code/ staff/ volunteer policies
- Correspond with parents and guardians regarding school expectations and create family events to encourage parent interaction
- Create, prepare and modify documents including correspondence, reports, observation forms, teacher best practice assigned readings and emails
- Analyze student data and demographics and compile action steps regarding school placement and kindergarten alignment
- Provide administrative support to ensure efficient operation of the office
- Cultivate unique ways to communicate the vision of Su Casa to the community, parents and stakeholders at large
- Collect tuition payments, explain policies and expectations and educate parents about the daily structures

Classroom Teacher
Shelby County Schools - Memphis, TN -
August 2012 to May 2016; September 2017 to May 2018

- Planned and instructed daily lesson plans using higher level thinking to students based on Common Core and Tennessee state standards
- Designed and implemented an intervention plan for students

who scored below proficient in English/Language Arts on TCAP and weekly assessments
- Drafted and implemented individualized education plans for exceptional students (students with disabilities, gifted students, ADD/ADHD, vision problems)
- Science Department Chairperson and co-chair (2012-2016)
- Lead department meetings/ made curricular decisions aligned to standards for the Science team
- Delegated responsibilities to the members of the Science team
- Tracked and Analyzed data produced by the students, creating instructional plans and spiral lessons to supplement learning
- Head cheerleading coach/ assistant coach (2012-2015)
- Choir sponsor (2013-2014)
- Founding Teacher- 6th grade Science Maxine Smith STEAM Academy
- Optional Schools Committee
- Peer observation classroom coaching plan

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Education

Union University / Master's of Urban Education in Urban Education
AUGUST 2011 TO MAY 2012, MEMPHIS,TN

Memphis Teacher Residency

Lambuth University / Bachelor's of Science in Elementary Education
AUGUST 2006 TO MAY 2010, JACKSON, TN

Graduated Summa Cum Laude
Transcripts available

(References attached)